Exhibit 99.1



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OFFICEMAX                                                           UPFRONT


Keeping associates informed about our planned business combination.
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August 8, 2003                                                      Issue 1

A Message from Michael Feuer
OfficeMax Co-founder, Chairman and CEO

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Dear OfficeMax Associates:

As the name of this special publication implies, OfficeMax's UPFRONT, which you are now reading, is designed to do exactly that - share everything appropriate with all of our associates so you get the straight story from us without conjecture fueled by rumors, innuendoes and plain old-fashioned bad information.

In every transaction, such as the one we have undertaken with Boise, there are many twists and turns which provide grist for the mill from security analyst reports that are just not quite on the mark, to news stories that omit important facts and, yes, common place "water cooler" gossip which, in truth, all of us from time to time either participate in or give some credence to by simply listening.

This publication, which will be posted on @Max and the Associate section of our Internet site (www.officemax.com) is designed to cut to the chase and provide you with the facts you need to have so:

     1) You'll feel as good as we do about what we certainly believe will prove to be a successful business combination; and

     2) Know exactly where we're going and, equally important, how we plan to get there.

There are a number of snippets about the deal in this first edition of UPFRONT but let me summarize some of the key points in this message.

     o We believe this is going to prove to be a positive transaction for both companies, our respective shareholders, associates and customers;

     o The combination with Boise fills in a missing link in OfficeMax's ability to serve the large customer office products market segment. Read closely "Facts about Boise" in this edition of UPFRONT and you'll recognize, as we have, that Boise Office Solutions is a premiere player in the large business segment;


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                 MESSAGE FROM THE CEO (CONTINUED FROM PAGE 1)

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Several important steps have already been launched to complete this transaction:

     o A filing with the Federal Trade Commission (FTC), which explains the transaction to regulatory authorities. This is known as Hart -Scott-Rodino or HSR filing. What happens next is that the FTC reviews the transaction and may request more information between now and August 29th;

     o On August 1st, we also filed what is called an S-4, which in effect is a government form which contains a draft of the joint proxy statement/prospectus that provides shareholders and interested parties with information about the planned business combination.

Following the Hart-Scott-Rodino review and after we address any comments to the Form S-4 from the SEC, we will physically mail to our shareholders, as will Boise, a proxy statement/prospectus asking shareholders to approve the transaction.

Any associate that would like to read this S-4 document can do so on the Internet at www.officemax.com under Corporate and Investor Information link / Securities & Exchange Commission (SEC) filings.

For now, we must continue to run OfficeMax as an independent, separate entity until the deal closes. This means that it's "business as usual" as we do exactly what we've been doing in the past: SERVE OUR CUSTOMERS AND GENERATE SALES AND EARNINGS. As we enter the busy Back to School selling season, we're excited about the opportunities ahead during this high volume period.

WE'RE ON A FAST TRACK

We are working diligently with Boise to close our deal by the end of 2003. While both companies, until then, must continue to operate independently, we will be WORKING TOGETHER to identify new opportunities across a broad spectrum. Remember the beauty of this combination is each company brings something different to the combination, which minimizes overlap and maximizes opportunities for all of us.

We'll continue to keep you informed about every two weeks and when something special occurs, we'll let you know as soon as possible. Until the next time, stay focused, serve our customers and build sales to make Back to School a record-breaking season.

Sincerely,


/s/ Michael Feuer

Michael Feuer
Chairman & CEO


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OFFICEMAX AND BOISE CASCADE CORPORATION WILL COMBINE TO BECOME NEW INDUSTRY
POWERHOUSE

OfficeMax announced on July 14 that it has reached a definitive agreement with Boise Cascade Corporation to combine with its Boise Office Solutions group, giving OfficeMax shareholders an approximate purchase price of $1.2 billion, or $9.00 per fully diluted share.

The combined company is anticipated to result in numerous business synergies and benefits. The new entity will be positioned to serve all segments of the multi-billion dollar office products market, taking advantage of our strong retail presence and expertise and Boise's strength in the contract stationery business.

2002 GLOBAL OFFICE PRODUCTS SALES ($BILLION)


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$8.3
- - - -
|      |                      $4.8
|      |                     - - - -               $3.5
|      |                     |     |             - - - -
|      |                     |     |             |      |
BOS/OMX                     OfficeMax             Boise

--------------------------
- -
| | Outside North America
- -

The combined company is expected to generate revenues of over $12.5 billion this year alone and will place the company in the Fortune 200 list. We expect to complete the transaction in fourth quarter 2003.

Michael Feuer, OfficeMax's co-founder, chairman and chief executive officer, said, "This business combination gives the newly formulated organization the ability to better serve all channels of the office products market from home offices to small businesses to large corporations. Together, OfficeMax with Boise will be strategically and financially stronger and rival the size of its closest competitors."


TO READ OFFICEMAX SECURITIES & EXCHANGE COMMISSION (SEC) FILINGS, DO THE
FOLLOWING:

     1.  LOG ON TO WWW.OFFICEMAX.COM;
     2. ON OUR HOME PAGE, CLICK ON THE CORPORATE & INVESTOR INFORMATION LINK (LOWER RIGHT CORNER UNDER GENERAL INFORMATION);
     3.  NEXT, CLICK ON THE ASSOCIATE INFORMATION LINK;
     4.  LEAVE THE USERNAME UNCHANGED AND TYPE 2456 ON THE PASSWORD LINE;
     5.  CLICK ON THE SUBMIT BUTTON.


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KEEPING ASSOCIATES INFORMED ABOUT OUR BUSINESS COMBINATION

In the weeks and months ahead, we'll share as much information as possible about our planned business combination. At the same time, legal and regulatory requirements limit what information can be shared until after the transaction has been completed. In addition, many decisions have not yet been made.

It's important to remember that until the proposed acquisition closes, specific legal and regulatory requirements govern how we must conduct business. We ask that all associates observe the following guidelines:

o Do not speculate about any aspect of the proposed acquisition or any future plans for the company. Refer media and other public inquiries to Investor Relations at Corporate phone: 216-471-6697.

o    Conduct OfficeMax business in our usual and customary manner.

o    Do not contact Boise employees or customers without approval to do so.

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FREQUENTLY ASKED QUESTIONS

WILL THERE BE CHANGES AS A RESULT OF OUR BUSINESS COMBINATION?

In the short term, the agreement with Boise will have no effect on OfficeMax associates or our associate policies or benefits. It will be business as usual for all of us while we complete all the necessary transition steps. In any business combination, change is inevitable. However, specific changes are not known at this time. A transition task force has been formed to plan and implement the integration.


WILL OFFICEMAX HEADQUARTERS BE RELOCATED?

No decision has been made, or even discussions held, regarding moving any Corporate offices or functions from Northeastern Ohio to another location.

HOW LONG WILL MY HEALTH AND WELFARE BENEFITS REMAIN THE SAME?

All health and welfare benefits eligible associates will continue to be eligible for the OfficeMax health and welfare benefit plans through the end of the 2004 benefits plan year (12/31/04). During the interim period, the benefits programs of OfficeMax and Boise will be compared and most likely a new plan will then be developed that best serves the needs of the organization.

WHAT WILL HAPPEN TO MY 401(K) ACCOUNT?

The OfficeMax 401(k) Plan will continue in its current format, including the company match, until the deal is consummated.

WHAT HAPPENS TO THE OFFICEMAX CONTRIBUTION MATCH IN THE 401(K)?

OfficeMax will continue to match a portion of your contributions in OfficeMax stock until the deal is consummated.

WILL PAYROLL DEDUCTIONS CONTINUE TO BE TAKEN FOR MY ASSOCIATE STOCK PURCHASE PLAN ACCOUNT?

As a result of the merger agreement, we will no longer be making Associate Stock Purchase deductions through payroll nor will we allow direct cash investments (e.g., using your personal funds). No future payroll deductions will be taken for the Associate Stock Purchase Plan.

IN GENERAL, WHAT WILL HAPPEN IF I HAVE OFFICEMAX STOCK OPTIONS?

When the business combination is consummated, all outstanding stock options that have been previously granted will be vested and the optionee will receive a cash payment for the gain, if any, for each stock option. For example, if you received an option to purchase OfficeMax, Inc. common shares at an exercise price of $5 per share, you will receive a check for $4 per share (the difference between $9.00 per share and the exercise price of $5.00 per share) less applicable withholding taxes.


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FACTS ABOUT BOISE AND BOISE OFFICE SOLUTIONS

BOISE is a major distributor of office products and building materials and an integrated manufacturer of paper and wood products and wood products. The company owns or controls approximately 2.4 million acres of timberland, primarily in the United States.

o    Headquarters: Boise, Idaho
o    Established: 1957
o    Chairman and CEO: George J. Harad
o    Employees: 24,000
o    2002 sales: $7.4 billion
o    2002 net income: $11.3 million
o    NYSE: BCC
o    Fortune 500 ranking: 254
o    Website: www.bc.com

BOISE OFFICE SOLUTIONS

A wholly owned subsidiary of Boise, BOISE OFFICE SOLUTIONS is a business-to-business distributor of office supplies and paper, technology products, and office furniture to customers ranging in size from small organizations to multinational corporations.

o    Headquarters: Itasca, Illinois
o    2002 sales: $3.5 billion
o 63 distribution centers, 2 outbound sales centers, 4 customer centers, and 99 retail stores (4 in the United States, 67 in Canada, 6 in Australia, and 22 in New Zealand)
o Sells approximately 74% of the office papers manufactured by Boise Paper Solutions